Exhibit 1

28 April 2006

Manager Companies

Company Announcements Office

Australian Stock Exchange Limited

Level 4, Stock Exchange Centre

20 Bridge St

Sydney NSW 2000

Dear Sir

Rinker Group Limited (“Rinker”)
Release of results for the fiscal year ended 31 March 2006
and 4th quarter trading update

This is to advise that Rinker anticipates releasing its results for the year ended 31 March 2006, along with a trading update for the 4th quarter, to the Australian Stock Exchange on Thursday 11 May 2006.

The announcement will be accessible from Rinker’s website www.rinker.com

On the day of the release, a briefing by Rinker’s CEO to market analysts and fund managers will be held in Sydney at 7.30am AEST. Interstate and international analysts and fund managers will be invited to participate via conference call.

Members of the public can listen to this briefing either via webcast at www.rinker.com or by phoning + 61 (0)3 8660 4908 (pin 7155). An archive of the webcast will be available on Rinker’s website shortly after the briefing concludes.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Market capitalization is around US$14 billion. Rinker has over 14,000 employees in over 780 sites across the US, Australia and China. Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

Yours faithfully

Luke Keighery

Manager Investor Services

Rinker Group Limited    ABN 53003433118

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6600 Facsimile (02) 9412 6666